2 April 2023

Released out of hours on April 2, 2023, and queued for release via RNS upon its reopening on April 3, 2023.

BURFORD CAPITAL STATEMENT ON YPF SUMMARY JUDGMENT RULING

Court finds liability against Argentina with substantial damages expected to be awarded

Burford Capital Limited, the leading global finance and asset management firm focused on law, today releases the following statement in connection with the March 31, 2023 Opinion and Order issued by the United States District Court for the Southern District of New York (the “Court”) in connection with the summary judgment motions filed by the parties (the “Ruling”) in the Petersen and Eton Park cases against the Republic of Argentina and YPF (the “Case” or the “YPF Litigation”).

At a high level, the Court decided that (i) Argentina was liable to Petersen and Eton Park for failing to make a tender offer for their YPF shares in 2012; (ii) YPF was not liable for failing to enforce its bylaws against Argentina; (iii) the various arguments Argentina had made to try to reduce its damages liability from the straightforward application of the formula in the bylaws were unavailing; and (iv) a hearing is needed to resolve two factual issues to enable the computation of damages.

In other words, the Ruling was a complete win against Argentina with respect to liability, with the quantum of what we expect to be substantial damages yet to be determined, and a loss against YPF. However, no additional damages would have been payable had YPF also been found liable.

Jonathan Molot, Burford’s Chief Investment Officer who leads Burford’s work on the Case, commented:

“We have been pursuing this case since 2015 and it has involved substantial Burford management time along with the dedicated engagement of a team of some of the best lawyers on the planet from multiple law firms and world-class experts (going up against very good lawyers, and winning). Burford is uniquely positioned to pursue these kinds of cases and secure wins for clients and substantial returns for shareholders – not only because of their size and scale, but because of the internal and external resources we can uniquely bring to bear. There is no aspect of this case, from strategy to minutiae, that did not involve an experienced Burford team spending many thousands of hours getting to this point. This case represents what Burford is all about and exemplifies the contribution we make to the civil justice system – without us, there would be no justice in this complicated and long-running case for Petersen and Eton Park.”

Christopher Bogart, Burford’s Chief Executive Officer, commented:

“In our recent shareholder letter, we referred to the YPF-related assets as one of Burford’s four pillars of value and I’m pleased to see this significant step forward and the value it could create for our shareholders. The Ruling is a major milestone for Burford and we continue to see momentum in our overall portfolio and continued demand for our capital and services.”

Introductory matters

As is customary in US litigation, the Ruling was released without prior notice to Burford or the parties by its posting on Pacer, the publicly available official US federal court site, at 10:09am EDT on March 31, 2023, and was thus public immediately upon release. The Ruling is also available in its entirety on Burford’s IR website at http://investors.burfordcapital.com for the convenience of investors who did not wish to register for a Pacer account.

The public release of the Ruling prompted trading activity in Burford’s stock and at 10:59am EDT the New York Stock Exchange (“NYSE”) suspended trading in Burford’s shares pending further information. Burford’s Nominated Advisor advised London Stock Exchange AIM (“LSE AIM”) of the Ruling and of the NYSE’s trading suspension and LSE AIM ultimately decided to suspend trading in Burford’s shares at 11:27am EDT.

NYSE trading fully resumed at 11:54am EDT and it is expected that LSE AIM trading will resume at market open at 8:00am BST on Monday, April 3, 2023.

While Burford offers in this release its views and interpretation of the Ruling, those are qualified in their entirety by the actual text of the Ruling and we caution that investors cannot rely on Burford’s statements in preference to the actual Ruling. In the event of any inconsistency between this release and the text of the actual Ruling, the text of the actual Ruling will prevail and be dispositive. Burford disclaims, to the fullest extent permitted by law, any obligation to update its views and interpretation as the litigation proceeds. Moreover, the Case remains in active litigation; all litigation carries significant risks of uncertainty and unpredictability until final resolution, including the risk of total loss. Finally, Burford is and will continue to be constrained by legal privilege and client confidences in terms of the scope of its ability to speak publicly about the Case or the Ruling.

Burford also cautions that there are meaningful remaining risks in the Case, including further proceedings before the Court, appeals, enforcement and collateral litigation in other jurisdictions. Moreover, litigation matters often resolve for considerably less than the amount of any judgment rendered by the courts and to the extent that any settlement or resolution discussions occur in this Case no public communication about those discussions will be possible until their conclusion.

The Liability Ruling

The Court held that (i) the bylaws “on their face, required that the Republic make a tender offer” for Petersen’s and YPF’s shares; (ii) “the Republic failed to make the tender offer”; and (iii) the failure “harmed Plaintiffs because they never received the compensated exit” that the bylaws promised. Indeed, the Court held that “once the Court decides the legal issues, the relatively simple facts in this case will demand a particular outcome” and held that “there is no question of fact as to whether the Republic breached”.

Thus, the Court held that “Plaintiffs were damaged by the Republic because Plaintiffs were entitled to receive a tender offer that would have provided them with a compensated exit but did not”.

The Court rejected the many legal arguments advanced by Argentina; we summarize only a few here that have received particular attention from investors in the past:

●	The Court rejected the argument that because Argentina had taken years to finally transfer the legal ownership of the shares it expropriated from Repsol, Petersen and Eton Park lacked standing because they were no longer shareholders when the expropriation actually occurred formally. The Court held that Argentina’s argument “relies on a misreading of the Bylaws” and was “meritless”. The Court went on to hold that Argentina’s assumption of control (triggering the obligation to make a tender offer) “could not possibly have occurred any later than May 7, 2012”.

●	The Court held that Plaintiffs’ claims survived the transfer of their YPF shares, holding that under both New York and Argentine law their “accrued causes of action did not transfer” with their subsequent sales of their shares.

●	The Court rejected Argentina’s argument that only specific performance was available for breach of the bylaws, and held that Plaintiffs have “both the right to pursue damages and the right to elect damages as their remedy instead of specific performance”.

As a result, the Court granted Plaintiffs’ motion for summary judgment on liability against Argentina. In other words, without the need for a trial, Argentina has been held to be liable for its breach of contract in failing to tender for Plaintiffs’ YPF shares as required by the bylaws.

As to YPF, Petersen and Eton Park argued that YPF had a duty to enforce its own bylaws and prevent Argentina from taking control of YPF in a manner inconsistent with the bylaws. The Court disagreed and held that YPF “was not obligated to enforce” the bylaws against Argentina. Unless reversed on appeal, the Court’s ruling results in the dismissal of YPF from the case. YPF’s presence in the case was not a source of additional damages; the damages will be the same whether the case is against just Argentina or YPF as well. However, YPF’s dismissal may alter one potential path of enforcement of an ultimate judgment.

Damages

The Court set out its ruling on damages at pages 53-63 of the Ruling and we refer readers to the actual text of the Ruling. The Court reserved two issues necessary for the calculation of damages for a hearing, but it provided significant guidance on how it intends to approach those matters.

First, the damages to be awarded will consist of the tender offer price under Formula D of the bylaws calculated in US dollars (rejecting the argument that damages should be expressed in Argentine pesos) as of a constructive notice date that is 40 days prior to Argentina taking control and triggering the tender offer obligation. The Court said it must decide as a factual matter whether the operative notice date for the calculation is 40 days before April 16, 2012, when the Presidential intervention decree was implemented, or 40 days before May 7, 2012, when the Argentine legislature took follow up action.

The calculation of damages using a notice date that is 40 days before the April 16, 2012 takeover was included in Plaintiffs' publicly filed summary judgment brief and would imply tender offer consideration of approximately $7.5 billion for Petersen and $900 million for Eton Park, before interest. There is no publicly-filed evidence performing the same computation for 40 days before May 7, 2012, but public data would imply tender offer consideration of approximately $4.5 billion for Petersen and $550 million for Eton Park, before interest, although further expert analysis will be required to arrive at precise numbers.  Inevitably, there will be differences between these hypothetical scenarios and the ultimate reality. Moreover, for the reasons expressed previously, including the likelihood of a substantial discount if the Case resolves through negotiated resolution, we do not endorse these as potential outcomes but present them solely for investor information based on currently available information – and disclaim any obligation to update them over time.

Second, the Court reserved for future determination the prejudgment interest rate that would run from the date of the breach in 2012 through the issuance of a final judgment in 2023, which under any rate would result in a very substantial amount of interest. The Court accepted that “the commercial rate applied by the Argentine courts is the appropriate measure” and noted that Plaintiffs had pleaded that that rate was “between 6% and 8%”, but “the Court reserves judgment on the precise rate it will utilize”.  The interest rate ultimately selected by the Court will then be applied from the date of the breach until the date of the judgment, and thereafter interest will accrue at the applicable US federal rate until payment.

Moreover, the Court did not resolve claims relating to promissory estoppel and consequential damages and further consideration will need to be given to those claims.

Next steps

The Court has asked the parties to confer about how to take the remnant of this Case forward and report within 14 days. While we do not yet know Argentina’s position, it would be reasonable to expect the parties to agree on a short evidentiary hearing to enable the Court to hear evidence from some of the expert witnesses and then proceed to a decision. Nonetheless, between scheduling a hearing, providing post-hearing briefing and allowing time for a decision, it is reasonable to expect that process to occupy some number of months.

There is also a process for seeking reconsideration from the District Court of its own ruling, although such motions rarely prevail as they are being made to the same judge who decided the matter originally.

Once the Court issues its final judgment, that judgment will be appealable as of right to the Second Circuit Court of Appeals and based on past practice it would be surprising if Argentina did not appeal. After seeing Argentina’s appeal, Plaintiffs would decide whether to cross-appeal the dismissal of YPF.

The Second Circuit presently is taking around a year to resolve appeals once filed, although there is meaningful deviation from that mean. The District Court’s judgment would be enforceable while the appeal is pending unless Argentina posts a bond to secure its performance, which we consider unlikely, or unless a court grants a relatively unusual stay.

Following the Second Circuit’s decision, either party can seek review from the Supreme Court of the United States. The Supreme Court accepts cases only on a discretionary basis and we believe the likelihood of it accepting a commercial case of this nature that does not present a contested issue of law is quite low, particularly given that Argentina has already once in this Case unsuccessfully sought Supreme Court review.

With an enforceable judgment in hand, Plaintiffs will either need to negotiate a resolution of the matter with Argentina, which would certainly result in what would likely be a substantial discount to the judgment amount in exchange for agreed payment, or engage in an enforcement campaign against Argentina which would likely be of extended duration relying on Burford’s and its advisors’ judgment enforcement expertise. Burford will not provide publicly any information about its enforcement or settlement strategies.

Burford’s position

Burford has different economic arrangements in each of the Petersen and Eton Park (collectively, “Plaintiffs”) cases.

At bottom, on a net basis, we expect that the Burford balance sheet will be entitled to around 35% of any proceeds generated in the Petersen case and around 73% of any proceeds generated in the Eton Park case.

In the Petersen case, Burford is entitled by virtue of a financing agreement entered into with the Spanish insolvency receiver of the Petersen bankruptcy estate to 70% of any recovery obtained in the Petersen case. That 70% entitlement is not affected by Burford’s spending on the cases, which is for Burford’s account; it is a simple division of any proceeds. From that 70%, certain entitlements to the law firms involved in the case and other case expenses will need to be paid, reducing that number to around 58%.

Burford has, however, sold 38.75% of its entitlement in the Petersen case to third party investors, reducing Burford’s net share of proceeds to around 35% (58% x 61.25%).

In the Eton Park case, there is both a funding agreement and a monetization transaction. The net combined impact of those transactions is that Burford would expect to receive around 73% of any proceeds. Burford has not sold any of its Eton Park entitlement.

In both Petersen and Eton Park, the numbers above are approximations and will vary somewhat depending on the ultimate level of case costs by the end of the Case, as we expect continued significant spending on the Case.

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Robert Bailhache, Head of Investor Relations, EMEA and Asia – email	+44 (0)20 3530 2023
Jim Ballan, Head of Investor Relations, Americas – email	+1 (646) 793 9176
For press inquiries:
David Helfenbein, Vice President, Public Relations – email	+1 (212) 235 6824

Numis Securities Limited – NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited – Joint Broker	+44 (0)20 7029 8000
Graham Davidson
Tony White

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux
James Thompson
Arnav Kapoor

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

For more information, please visit www.burfordcapital.com.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This announcement does not constitute an offer of any Burford private fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford private funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided in this announcement is for informational purposes only. Past performance is not indicative of future results. The information contained in this announcement is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in any of Burford private funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements which are forward-looking statements, including in its periodic reports that Burford files with, or furnishes to, the US Securities and Exchange Commission, other information sent to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions you that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, (i) uncertainty relating to adverse litigation outcomes and the timing of resolution of litigation matters; and (ii) those discussed under “Risk Factors” in Burford’s annual report on Form 20-F for the year ended December 31, 2021 filed with the US Securities and Exchange Commission on March 29, 2022, Burford’s interim report on Form 6-K furnished to the US Securities and Exchange Commission on August 9, 2022 and other reports or documents that Burford files with, or furnishes to, the SEC from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.